                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ___)(1)


                            PRICE LEGACY CORPORATION
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0004 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74144P502
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JAMES F. CAHILL
                          PRICE FAMILY CHARITABLE FUND
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 12, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)

------------------------

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P502                SCHEDULE 13D               PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Price Family Charitable Fund
      95-3842468

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                 (a) [_]
                                                                  (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      California
--------------------------------------------------------------------------------
                                  SOLE VOTING POWER
       NUMBER OF          7
                                  2,045,152  (See Item 5)
        SHARES            ------------------------------------------------------
                                  SHARED VOTING POWER
     BENEFICIALLY         8

       OWNED BY           ------------------------------------------------------
                                  SOLE DISPOSITIVE POWER
    EACH REPORTING        9
                                  2,045,152  (See Item 5)
        PERSON            ------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
         WITH             10

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,045,152  (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.6%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO - Private Foundation
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P502                SCHEDULE 13D               PAGE 3 OF 11 PAGES


ITEM 1.  SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, par value $0.0004 per share ("Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation ("Price Legacy").

        The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, San Diego, California 92128.


ITEM 2.  IDENTITY AND BACKGROUND.

      (a), (f) This statement on Schedule 13D is filed by the Price Family Charitable Fund, a California private foundation ("PFCF").

                The directors and executive officers of PFCF (collectively, the "PFCF Directors and Officers"), each of whom is a citizen of the United States of America, are as follows:

                         Sol Price            Director and Chairman of the Board
                         Robert E. Price      Director and President
                         James F. Cahill      Director and Vice President
                         Jack McGrory         Director
                         Allison Price        Director
                         Helen Price          Director
                         Murray Galinson      Director
                         William Gorham       Director
                         Joseph R. Satz       Secretary
                         Kathy Hillan         Treasurer

                Each of the PFCF Directors and Officers disclaims membership in a group with PFCF or any of the other PFCF Directors and Officers, and PFCF disclaims membership in a group with any of the PFCF Directors and Officers.

      (b)-(c) The principal executive office of PFCF, and the principal business address of each of the PFCF Directors and Officers, is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                The principal business of PFCF is to function as a private foundation. The principal occupation of Mr. S. Price is self-employed investor and manager of The Price Group LLC, a California limited liability company (the "Price Group"). The principal occupation of Mr. R. Price is interim Chief Executive Officer of PriceSmart, Inc., a Delaware corporation. Mr. R. Price also is a manager of the Price Group. The principal occupation of each of Mr. Cahill, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of the Price Group. The principal occupation of Mr. McGrory is Chief Executive Officer of Price Legacy. Mr. McGrory is also a manager of the Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price and Ms. H. Price are not presently employed.

      (d)-(e) During the last five years, neither PFCF nor any of the PFCF Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

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CUSIP NO. 74144P502                SCHEDULE 13D               PAGE 4 OF 11 PAGES


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On March 12, 2004, Price Legacy engaged in a recapitalization of its capital structure (the "Recapitalization"). The Recapitalization included, among other things, (i) a 1-for-4 reverse stock split of the Price Legacy Common Stock (the "Reverse Stock Split"), (ii) the consummation of an exchange offer by Price Legacy for holders of the 8-3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy ("Series A Preferred Stock") to exchange their Series A Preferred Stock for (x) Price Legacy Common Stock at the exchange ratio of one share of Series A Preferred Stock for 1.05 shares of Price Legacy Common Stock (after giving effect to the Reverse Stock Split) and/or (y) the newly created 6.82% Series 1 Cumulative Redeemable Preferred Stock of Price Legacy ("Series 1 Preferred Stock") at the exchange ratio of one share of Series A Preferred Stock for one share of Series 1 Preferred Stock (the "Series A Exchange Offer"), and (iii) the exchange of all of the issued and outstanding 9% Series B Junior Convertible Preferred Stock of Price Legacy (the "Series B Preferred Stock") for Price Legacy Common Stock at the exchange ratio of one share of Series B Preferred Stock for
        0.3475 of a share of Price Legacy Common Stock (after giving effect to the Reverse Stock Split) (the "Series B Exchange Transactions").

        The terms and conditions of the Recapitalization are described in further detail in publicly available filings made by Price Legacy with the SEC, including in definitive proxy materials filed by Price Legacy with the SEC prior to the Recapitalization and the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003, which was filed by Price Legacy with the SEC on March 15, 2004 (the "2003 10-K").

        Also on March 12, 2004, but prior to the Recapitalization, Price Legacy issued a stock dividend on the Series B Preferred Stock equal to the accrued and unpaid dividends on the Series B Preferred Stock as of the date of Recapitalization. Pursuant to such stock dividend, the Price Group received 34,005 shares of Series B Preferred Stock. Prior to such stock dividend, the Price Group held 2,062,257 shares of Series B Preferred Stock.

        In connection with the Recapitalization, (i) PFCF exchanged all 1,709,502 shares of Series A Preferred Stock held by PFCF as of the time of the Recapitalization for an aggregate of 1,794,977 shares of Price Legacy Common Stock pursuant to the terms of the Series A Exchange Offer, and (ii) all 10,530,674 other shares of Series A Preferred Stock(2) that may have been deemed to have been beneficially owned by any of the PFCF Directors and Officers as of the time of the Recapitalization were exchanged for an aggregate of 11,056,596 shares of Price Legacy Common Stock and 570 shares of Series 1 Preferred Stock pursuant to the terms of the Series A Exchange Offer. In addition, as a result of the Reverse Stock Split, the 1,000,700 issued and outstanding shares of Price Legacy Common Stock held by PFCF immediately prior to the Recapitalization became 250,175 issued and outstanding shares of Price Legacy Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

        The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 4.

        The securities covered by this Schedule 13D were acquired for investment purposes only.


-----------------------
        2 These 10,530,674 shares exclude the 1,709,502 shares of Series A Preferred Stock exchanged by PFCF.

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CUSIP NO. 74144P502                SCHEDULE 13D               PAGE 5 OF 11 PAGES


        Other than as otherwise set forth in this Item 4, as contemplated by the terms of the Recapitalization, or as previously disclosed in publicly available filings made by Price Legacy or PFCF with the SEC, PFCF presently does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Price Legacy or the disposition of securities of Price Legacy; (b) an extraordinary corporate transaction involving Price Legacy or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Price Legacy or any of its subsidiaries; (d) any change in the present board of directors or management of Price Legacy; (e) any material change in the present capitalization or dividend policy of Price Legacy;
        (f) any other material change in Price Legacy's business or corporate structure; (g) changes in Price Legacy's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Price Legacy by any person; (h) causing a class of securities of Price Legacy to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Price Legacy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any other similar action.

        Although PFCF does not have any present plans to purchase additional shares of Price Legacy Common Stock or other Price Legacy securities or to sell any of the Price Legacy Common Stock held by it, it may determine to make such purchases or sales, in the open market or otherwise, depending upon price, market conditions, availability of or need for funds, evaluation of alternative investments, and other factors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) After giving effect to the Recapitalization, PFCF presently beneficially owns, in the aggregate, 2,045,152 issued and outstanding shares of Price Legacy Common Stock, which represent approximately 5.6% of the outstanding Price Legacy Common Stock.(3) Of these 2,045,152 shares, PFCF has sole voting and dispositive power over all of them and shared voting and dispositive power over none.

                The PFCF Directors and Officers presently may be deemed to beneficially own, in the aggregate, the equivalent of 15,271,078 shares of Price Legacy Common Stock, which represent approximately 42.0% of the outstanding Price Legacy Common Stock. The beneficial ownership of shares of Price Legacy Common Stock by each of the PFCF Directors and Officers is as follows:(4)

----------------------------
        3 All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 36,278,344 shares of Price Legacy Common Stock estimated to be issued and outstanding as of March 12, 2004 (after giving effect to the Recapitalization), as reported in the 2003 10-K, plus (ii) the shares of Price Legacy Common Stock issuable upon exercise of any other warrants or stock options (if any) that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

        4 Shares of Price Legacy Common Stock disclosed for each of the PFCF Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, Ms. Hillan, and Mr. Gorham all include (i) the 2,045,152 shares held by PFCF and
(ii) 1,522,500 shares held by San Diego Revitalization Corp., a California nonprofit ("SDRC") and entity for which each of them serves as a director and/or officer. In addition, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, Ms. Hillan all include the 3,224,614 shares (including warrants to acquire 58,420 shares) held by the Price Group, an entity for which each of them serves as a manager.

CUSIP NO. 74144P502                SCHEDULE 13D               PAGE 6 OF 11 PAGES


                        Mr. S. Price presently may be deemed to beneficially own the equivalent of 11,272,801 shares of Price Legacy Common Stock (including warrants to acquire 58,420 shares), which represent approximately 31.0% of the outstanding Price Legacy Common Stock, 4,480,535 shares over which he may be deemed to have sole voting and dispositive power and 6,792,266 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. R. Price presently may be deemed to beneficially own the equivalent of 10,351,944 shares of Price Legacy Common Stock (including warrants to acquire 58,420 shares), which represent approximately 28.4% of the outstanding Price Legacy Common Stock, 3,769 shares over which he may be deemed to have sole voting and dispositive power and 10,348,175 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Cahill presently may be deemed to beneficially own the equivalent of 7,019,868 shares of Price Legacy Common Stock, which represent approximately 19.3% of the outstanding Price Legacy Common Stock (including warrants to acquire 58,420 shares and options exercisable for 5,000 shares), 126,392 shares over which he may be deemed to have sole voting and dispositive power and 6,893,476 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. McGrory presently may be deemed to beneficially own the equivalent of 6,818,829 shares of Price Legacy Common Stock, which represent approximately 18.8% of the outstanding Price Legacy Common Stock (including warrants to acquire 58,420 shares and options exercisable for 7,250 shares), 26,563 shares over which he may be deemed to have sole voting and dispositive power and 6,792,266 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Galinson presently may be deemed to beneficially own the equivalent of 6,948,911 shares of Price Legacy Common Stock (including warrants to acquire 58,420 shares and options exercisable for 5,000 shares), which represent approximately 19.1% of the outstanding Price Legacy Common Stock, 5,000 shares over which he may be deemed to have sole voting and dispositive power and 6,943,911 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Satz presently may be deemed to beneficially own the equivalent of 6,804,866 shares of Price Legacy Common Stock (including warrants to acquire 58,420 shares), which represent approximately 18.7% of the outstanding Price Legacy Common Stock, 12,600 shares over which he may be deemed to have sole voting and dispositive power and 6,792,266 shares over which he may be deemed to have shared voting and dispositive power.

                        Ms. Hillan presently may be deemed to beneficially own the equivalent of 6,792,266 shares of Price Legacy Common Stock (including warrants to acquire 58,420 shares), which represent approximately 18.6% of the outstanding Price Legacy Common Stock, no shares over which she may be deemed to have sole



----------------------
        Disclosure of shares with respect to any of the PFCF Directors and Officers should not be construed as an admission of beneficial ownership of such shares.

CUSIP NO. 74144P502                SCHEDULE 13D               PAGE 7 OF 11 PAGES


                        voting and dispositive power and 6,792,266 shares over which she may be deemed to have shared voting and dispositive power.

                        Mr. Gorham presently may be deemed to beneficially own the equivalent of 3,582,841 shares of Price Legacy Common Stock (including warrants to acquire 58,420 shares), which represent approximately 9.9% of the outstanding Price Legacy Common Stock, 15,189 shares over which he may be deemed to have sole voting and dispositive power and 3,567,652 shares over which he may be deemed to have shared voting and dispositive power.

                Except as set forth below, to the extent that any of the PFCF Directors and Officers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the PFCF Directors and Officers. The exceptions are as follows:

                        Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 40,483 shares with Sarah Price and 40,483 shares with Rebecca Price. Ms. S. Price is a student, and Ms. R. Price is self-employed.

                        Mr. Cahill may be deemed to share voting and dispositive power over 38,820 shares with Ben Price, 44,333 shares with Jonas Price, and 13,122 shares with each of Elliot Feuerstein and Ed Spring. Mr. B. Price and Mr. J. Price are each self-employed. Mr. Feuerstein is a property manager. Mr. Spring is an attorney.

                        Mr. Galinson may be deemed to share voting and/or dispositive power over 151,645 shares with his wife Elaine Galinson and/or one or more third parties. The reporting person presently does not have Item 2 information for such third parties.

                        The principal business address of each of Ms. H. Price, Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, and Ms. Galinson is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Feuerstein is 8294 Mira Mesa Boulevard, San Diego, California 92126. The principal business address of Mr. Spring is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004.

                        None of Ms. H. Price, Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Ms. Galinson, Mr. Feuerstein, and Mr. Spring has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                        Each of Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Ms. Galinson, Mr. Feuerstein, and Mr. Spring is a citizen of the United States of America.

                The information set forth in Item 2 above is incorporated herein in its entirety in response to this Item 5(b).

                Except for Price Legacy securities that are directly owned by PFCF, PFCF disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by Price Group, SDRC or any of the PFCF Directors and Officers. Each of the PFCF Directors and Officers

CUSIP NO. 74144P502                SCHEDULE 13D               PAGE 8 OF 11 PAGES


                disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by the Price Group, PFCF, SDRC, or any other PFCF Directors and Officers.

      (c) The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 5(c). The information set forth in Item 6 below is incorporated herein in its entirety in response to this Item 5(c).

      (d)-(e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        As previously disclosed in Amendment No. 1 to Schedule 13D with respect to the Series A Preferred Stock, filed by PFCF with the SEC on January 12, 2004 (the "January 2004 Schedule 13D/A"), on January 2, 2004, PFCF loaned $43,000,000 to The 520 Group, LLC, a California limited liability company (the "520 Group") (the "520 Group Loan"). The 520 Group Loan bears interest at the rate of 3-month LIBOR plus 325 basis points and matures on December 31, 2006. The foregoing description of the 520 Group Loan is qualified in its entirety by reference to the promissory note evidencing the 520 Group Loan, which has been incorporated by reference into this Schedule 13D as Exhibit 1 to this Schedule 13D and which is hereby incorporated herein in its entirety in response to this Item 6.

        Also as previously disclosed in the January 2004 Schedule 13D/A, in connection with the 520 Group Loan, the 520 Group and PFCF entered into a Pledge and Security Agreement, dated as of January 2, 2004 (the "520 Group Pledge Agreement"), pursuant to which the 520 Group pledged (i) 2,905,405 shares of Price Legacy Common Stock (prior to giving effect to the Reverse Stock Split) and (ii) 10,451,099 shares of Price Legacy 9% Series B Junior Convertible Preferred Stock, which shares were exchanged for Price Legacy Common Stock pursuant to the terms of the Series B Exchange Transactions, in each case, to secure the 520 Group Loan. Under the 520 Group Pledge Agreement, PFCF does not have the right to vote or dispose of any of the shares pledged thereunder unless the 520 Group is in default under the 520 Group Loan. The foregoing description of the 520 Group Pledge Agreement is qualified in its entirety by reference to the 520 Group Pledge Agreement, which has been incorporated by reference into this Schedule 13D as Exhibit 2 to this Schedule 13D and which is hereby incorporated herein in its entirety in response to this Item 6.

        With respect to Mr. S. Price and Ms. H. Price, the information set forth in Item 6 of the Schedule 13D relating to Price Legacy Common Stock, filed by Mr. S. Price with the SEC on or around March 19, 2004, and such other information set forth in Item 6 of any amendment thereto filed with the SEC from time to time, are hereby incorporated herein by reference in its entirety in response to this Item 6.

        With respect to Mr. R. Price and Ms. A. Price, the information set forth in Item 6 of the Schedule 13D relating to Price Legacy Common Stock, filed by Mr. R. Price with the SEC on or around March 19, 2004, and such other information set forth in Item 6 of any amendment thereto filed with the SEC from time to time, are hereby incorporated herein by reference in its entirety in response to this Item 6.

CUSIP NO. 74144P502                SCHEDULE 13D               PAGE 9 OF 11 PAGES


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

      Exhibit No.                         Description of Exhibit
      -----------                         ----------------------

           1 Promissory Note, in the principal amount of $43,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Price Family Charitable Fund (incorporated by reference to Exhibit 4 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8, 2004).

           2 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and the Price Family Charitable Fund (incorporated by reference to
                        Exhibit 7 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8, 2004).

CUSIP NO. 74144P502                SCHEDULE 13D              PAGE 10 OF 11 PAGES


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  March 19, 2004


                                        PRICE FAMILY CHARITABLE FUND


                                        /s/ James F. Cahill
                                        ----------------------------------------
                                        By:     James F. Cahill
                                        Title:  Manager

CUSIP NO. 74144P502                SCHEDULE 13D              PAGE 11 OF 11 PAGES


                                  EXHIBIT INDEX


      Exhibit No.                         Description of Exhibit
      -----------                         ----------------------

           1 Promissory Note, in the principal amount of $43,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Price Family Charitable Fund (incorporated by reference to Exhibit 4 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8, 2004).

           2 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and the Price Family Charitable Fund (incorporated by reference to
                        Exhibit 7 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8, 2004).